UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: February 28, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NextPlay Technologies, Inc.

Full Name of Registrant:

Monaker Group, Inc.

Former Name if Applicable:

1560 Sawgrass Corporate Parkway, Suite 130

Address of Principal Executive Office (Street and Number)

Sunrise, Florida 33323

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; effort or expense;;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NextPlay Technologies, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended February 28, 2022 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for those reasons set forth below. The delay is due primarily to recent business combinations (collectively, the “Acquisitions”), which resulted in a reverse acquisition of the Company in June 2021 and the expansion of the Company’s business into new industries and different geographical regions, as discussed in additional detail below.

On July 23, 2020, the Company (then known as Monaker Group, Inc. (“Monaker”)) entered into a Share Exchange Agreement (as amended from time to time, the “Share Exchange Agreement”) with HotPlay Enterprise Limited (“HotPlay”) and the stockholders of HotPlay. Pursuant to the Share Exchange Agreement, Monaker exchanged shares of its common stock for 100% of the issued and outstanding capital of HotPlay, with HotPlay continuing as a wholly-owned subsidiary of Monaker. The acquisition of HotPlay and Monaker closed on June 30, 2021. After the acquisition, Monaker changed its name to “NextPlay Technologies, Inc.” The HotPlay acquisition was accounted for as a reverse acquisition, with HotPlay being deemed the acquiring company for accounting purposes.

On January 15, 2021, the Company (then known as Monaker) entered into a Founding Investment and Subscription Agreement (the “Investment and Subscription Agreement”) with Reinhart Interactive TV AG, a company organized in Switzerland (“Reinhart”), and Jan C. Reinhart, the founder of Reinhart. Pursuant to the Investment and Subscription Agreement, on March 31, 2021, the Company purchased 51% of the outstanding equity interests of Reinhart, resulting in Reinhard becoming a majority-owned subsidiary of the Company.

On July 21, 2021, the Company completed the acquisition of Next Bank International, a Puerto Rico corporation licensed as an Act 273-2012 international financial entity (formerly IFEB) (“NextBank”), pursuant to which the NextBank became a wholly-owned subsidiary of the Company.

Not only did the foregoing Acquisitions result in the Company having to consolidate the financial information of the businesses acquired into its financial statements and notes related thereto, but the Acquisitions also resulted in a number of significant operational changes for the Company, including changes in the industries, geographies and currencies in which the Company operates, as well as changes in its management structure. This is the first annual report that certain operational information, including the results of operations of those business acquired in connection with the Acquisitions, will be reflected in the Company’s audited financial statements and notes thereto, as well as other portions of the Annual Report.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Company’s financial statements and the audit thereof, updating relevant disclosures to reflect changes to the Company’s business as a result of the Acquisitions, and completion of the procedures relating to management’s assessment of the effectiveness of internal controls, and the Company is therefore unable to file the Annual Report by May 31, 2022, the prescribed filing due date. The Company is working diligently to complete the necessary work. The Company expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nithinan Boonyawattanapisut	954	889-9779
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Annual Report will reflect the financial condition, results of operations and cash flows of the Company and certain of its wholly- and majority-owned subsidiaries, certain of which were acquired by the Company during the fiscal year ended February 28, 2022. In addition, in connection with the Acquisitions, the Company, which has historically focused on the travel industry, expanded its business to enter into the digital media and financial technology industries. As a result of the Acquisitions, and in particular the reverse acquisition of HotPlay in June 2021, and the significant changes in the Company’s business during the fiscal year ended February 28, 2022, the Company’s results of operations for the fiscal year ended February 28, 2022 that will be included in the Annual Report will include significant changes when compared to the results of operations of the Company included in the Company’s Annual Report on Form 10-K for the year ended February 28, 2021. However, due to the substantial changes in the business and operations of the Company in connection with the foregoing, and the continuing preparation and audit of the consolidated financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the year ended February 28, 2022.

Forward-Looking Statements

The Company’s expectations regarding the timing of the filing of its Annual Report and its results of operations are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company’s or its independent registered public accounting firm’s inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. Except to the extent required by applicable law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

NextPlay Technologies, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2022	NextPlay Technologies, Inc.

	By:	/s/ Nithinan Boonyawattanapisut
Nithinan Boonyawattanapisut
Co-Chief Executive Officer

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